                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (AMENDMENT NO. 4)(1)

                       Summit Properties Partnership, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Steven R. LeBlanc, 309 East Morehead Street, Suite 200,
                       Charlotte, NC 28202 (704) 334-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                 -------------------------------
          CUSIP NO. N/A                13D               Page 2 of 8 Pages
--------------------------------                 -------------------------------

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Summit Properties Inc.
        56-1857807
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION                           Maryland
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                  26,567,985 (1)
        OWNED BY EACH        ---------------------------------------------------
          REPORTING          8.       SHARED VOTING POWER                    -0-
         PERSON WITH         ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER

                                      26,567,985 (1)
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER               -0-
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        26,567,985 (1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        87.9% (1)
--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*


        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) On August 15, 2001, the Reporting Person also beneficially owned 305,451 common units which constituted its general partnership interest in Summit Properties Partnership, L.P. The Reporting Person's general and limited partnership interests, which were represented by a total of 26,873,436 common units, entitled it to share in 88.0% of the cash distributions from, and profits and losses of, Summit Properties Partnership, L.P. available to the holders of common units.

         This Amendment No. 4 to Schedule 13D amends the statement on Schedule 13D which was filed by Summit Properties Inc. (the "Reporting Person") on March 15, 1999 and amended by the Reporting Person on December 30, 1999, May 11, 2000 and March 9, 2001 (as so amended, the "Initial Statement") and relates to common units of limited partnership interest ("Units") in Summit Properties Partnership, L.P., a Delaware limited partnership (the "Issuer"). The Initial Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by attaching hereto and incorporating herein a revised Schedule I which replaces in its entirety the Schedule I included as a part of the Initial Statement.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

         Information regarding the nature of the acquisitions and dispositions of Units of the Issuer by the Reporting Person on the relevant dates with respect to this report is set forth on Schedule II hereto, which is incorporated herein by reference.

         On March 12, 2000, the Board of Directors of the Reporting Person authorized a common stock repurchase program pursuant to which the Reporting Person was authorized to purchase up to an aggregate of $25 million of currently issued and outstanding Common Stock. During the three months ended September 30, 2001, the Board of Directors of the Reporting Person increased the size of this common stock repurchase program to $56 million. This authority may be exercised from time to time and in such amounts as market conditions warrant. Upon repurchase of a share of Common Stock under such program, the Reporting Person simultaneously disposes of one Unit of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated as follows:

         (a) The Reporting Person beneficially owned 26,567,985 Units, or approximately 87.9% of the outstanding Units, as of August 15, 2001. The Reporting Person also beneficially owned 305,451 common units which constituted its general partnership interest in the Issuer. The Reporting Person's general and limited partnership interests, which were represented by a total of 26,873,436 common units, entitled it to share in 88.0% of the cash distributions from, and profits and losses of, the Issuer available to the holders of common units. Information regarding the number and percentage of Units beneficially owned by directors and executive officers of the Reporting Person is set forth on Schedule I.

         Item 5(c) is amended by attaching hereto and incorporating herein a revised Schedule II which replaces in its entirety the Schedule II included as a part of the Initial Statement.


                               (Page 3 of 8 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                                       November 7, 2001
                                              --------------------------------
                                                            (Date)

                                                    /s/ Michael G. Malone
                                              --------------------------------
                                                         (Signature)

                                                      Michael G. Malone/
                                              Senior Vice President, Secretary
                                                     and General Counsel
                                              --------------------------------
                                                        (Name/Title)


                               (Page 4 of 8 Pages)

                                   SCHEDULE I

                                             Principal Occupation or Employment/              Number of Units
                 Name                          Name and Address of Business (1)            Beneficially Owned (2)
--------------------------------------   --------------------------------------------   -----------------------------
DIRECTOR AND EXECUTIVE OFFICER:

Steven R. LeBlanc                        President and Chief Executive Officer of the                -0-
                                         Reporting Person

DIRECTORS:

William F. Paulsen                       Co-Chairman of the Board of Directors of the            596,045 (3)
                                         Reporting Person

William B. McGuire, Jr.                  Co-Chairman of the Board of Directors of the            620,313 (4)
                                         Reporting Person

James H. Hance, Jr.                      Vice Chairman and Chief Financial Officer                   -0-
                                         Bank of America
                                         100 North Tryon Street
                                         Charlotte, NC 28202

Henry H. Fishkind                        President                                                   -0-
                                         Fishkind & Associates, Inc.
                                         11869 High Tech Avenue
                                         Orlando, FL 32817

Nelson Schwab III                        Managing Director                                           -0-
                                         Carousel Capital
                                         201 North Tryon Street
                                         Charlotte, NC 28202

James M. Allwin                          President                                                   -0-
                                         Aetos Capital, LLC
                                         375 Park Avenue
                                         New York, NY 10152
EXECUTIVE OFFICERS:

Michael L. Schwarz                       Executive Vice President of Operations and                  -0-
                                         Chief Financial Officer of the Reporting
                                         Person

Robert R. Kilroy                         Executive Vice President of Development of                  -0-
                                         the Reporting Person


                               (Page 5 of 8 Pages)


Randall M. Ell                           Executive Vice President of Property                        -0-
                                         Operations of the Reporting Person

--------------

(1) Unless otherwise noted, the business address of such person is Summit Properties Inc., 309 East Morehead Street, Suite 200, Charlotte, NC 28202.

(2) Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.

(3) Represents approximately 2.0% of the Units outstanding as of August 15, 2001.

(4) Represents approximately 2.1% of the Units outstanding as of August 15, 2001.




                               (Page 6 of 8 Pages)

                                   SCHEDULE II

         Described below are the acquisitions and dispositions of Units of the Issuer by the Reporting Person on August 15, 2001 and during the 60 days prior to such date. With respect to any Units acquired by the Reporting Person from a redeeming limited partner of the Issuer, the consideration paid to such limited partner was one share of Common Stock for each Unit tendered for redemption. With respect to Units acquired or disposed of by the Reporting Person as a result of a transaction under an Employee Plan or the DRIP, each such Unit corresponds to the issuance of a share of Common Stock by the Reporting Person pursuant to such Employee Plan or the DRIP or the reduction in the number of shares previously issued by the Reporting Person pursuant to such Employee Plan.

Date                 No. of Units  Nature of Transaction
----                 ------------  ---------------------
6/19/01                       116  Issuance of shares of Common Stock by the Reporting Person pursuant to an
                                   Employee Plan (Acquisition)

6/22/01                     2,400  Issuance of shares of Common Stock by the Reporting Person pursuant to an
                                   Employee Plan (Acquisition)

6/27/01                     1,250  Issuance of shares of Common Stock by the Reporting Person pursuant to an
                                   Employee Plan (Acquisition)

7/2/01                     33,341  Redemption of Units of the Issuer in exchange for shares of Common Stock of the Reporting Person (Acquisition)

                            3,505  Issuance of shares of Common Stock by the Reporting Person pursuant to an
                                   Employee Plan (Acquisition)

7/6/01                         70  Reduction in the number of shares of Common Stock issued by the Reporting
                                   Person pursuant to an Employee Plan (Disposition)

7/11/01                        70  Reduction in the number of shares of Common Stock issued by the Reporting
                                   Person pursuant to an Employee Plan (Disposition)

7/23/01                       504  Issuance of shares of Common Stock by the Reporting Person pursuant to an
                                   Employee Plan (Acquisition)

                              170  Reduction in the number of shares of Common Stock issued by the Reporting
                                   Person pursuant to an Employee Plan (Disposition)

7/24/01                     5,600  Issuance of shares of Common Stock by the Reporting Person pursuant to an
                                   Employee Plan (Acquisition)

7/25/01                        28  Reduction in the number of shares of Common Stock issued by the Reporting
                                   Person pursuant to an Employee Plan (Disposition)


                               (Page 7 of 8 Pages)

Date                 No. of Units  Nature of Transaction
----                 ------------  ---------------------
7/26/01                     3,000  Issuance of shares of Common Stock by the Reporting Person pursuant to an
                                   Employee Plan (Acquisition)

8/6/01                        278  Reduction in the number of shares of Common Stock issued by the Reporting
                                   Person pursuant to an Employee Plan (Disposition)

8/11/01                        35  Reduction in the number of shares of Common Stock issued by the Reporting
                                   Person pursuant to an Employee Plan (Disposition)

8/15/01                    89,180  Issuance of shares of Common Stock by the Reporting Person pursuant to the
                                   DRIP (Acquisition)




                               (Page 8 of 8 Pages)